Filed by Kite Realty Group Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Inland Diversified Real Estate Trust, Inc.

Commission File No. 000-53945

The following is an investor presentation Kite Realty Group Trust intends to make on May 15, 2014 and from time to time thereafter:

1st Quarter 2014 INVESTOR PRESENTATION 5.2014 RIVERS EDGE Indianapolis, IN

KITE REALTY GROUP

KITE REALTY GROUP TRUST 3 TICKER SYMBOL :: KRG (NYSE since 2004) FOUNDED :: 1971 HEADQUARTERS :: Indianapolis, Indiana PORTFOLIO :: (1) 62 OPERATING RETAIL 2 OPERATING COMMERCIAL 4 REDEVELOPMENT 2 DEVELOPMENT 70 PROPERTIES SQUARE FOOTAGE :: (1) (MILLIONS) 11.3 OPERATING PROPERTIES 1.3 TOTAL REDEVELOPMENT/DEVELOPMENT 12.6 GLA/NRA ANNUAL DIVIDEND :: $0.26 2013 TOTAL RETURN :: (2) 22.3% KITE REALTY GROUP TRUST is a full-service, vertically-integrated real estate company engaged primarily in the ownership, operation, development, construction, and acquisition of high quality neighborhood and community shopping centers in selected growth markets in the United States. PRIMARY MARKETS : Midwest / Southeast / Texas (98% of Operating Portfolio GLA) (1) These figures do not include the announced proposed merger with Inland Diversified. (2) Per SNL. C:\Users\abasch\AppData\Local\Microsoft\Windows\Temporary Internet Files\Content.Outlook\9OOHX73L\us-map-lowerthirds Converted.jpg 2013/2014 KITE HIGHLIGHTS 4 Executing our Strategic Objectives . Pending Merger with Inland Diversified will significantly increase size and scale of KRG Portfolio. . Transaction value of approximately $2.1 billion. . Combined asset base of 130 properties totaling 20.2 million owned square feet. . Total enterprise value of combined entity of approximately $3.9 billion. . Completing and stabilizing Parkside Town Commons. . Delray Marketplace, Holly Springs Phase I, and Four Corner Square moved to operating portfolio during 4th quarter 2013 and 1st quarter 2014. . Leasing progress within our Operating Portfolio. . 95.3% leased as of March 31, 2014, up from 94.5% during the prior year. . Growing Same-Store NOI. . 4.7% for quarter ended March 31, 2014. . 5th Consecutive quarter of SSNOI Growth over 4%. . Net Acquirer of quality shopping centers in specific submarkets within our primary market footprint. . $408 million in property acquisitions in 2013. . $35 million in property dispositions YTD. . Focusing on redevelopment opportunities within our existing portfolio such as Gainesville Plaza, Bolton Plaza and Kings Lake Square. . Growing EBITDA and de-levering the Balance Sheet. . Pro forma net debt to EBITDA expected to improve from the current 7.3x to 6.5x upon closing of merger.

FIRST QUARTER PORTFOLIO DYNAMICS

QUALITY RETAIL TENANT BASE 6 PROPERTY OPERATING INCOME SS NOI AND RENT SPREAD GROWTH THE QUALITY OF OUR PORTFOLIO AND ASSET LOCATIONS ALLOW US TO GENERATE SIGNIFICANT SAME PROPERTY NOI AND RENT SPREAD GROWTH. (1) The

RECENT ACQUISITION ACTIVITY OZ/CLP NINE PROPERTY PORTFOLIO ACQUISITION 6 9 2 4 3 1 8 7 5 PORTOFINO Houston MSA 372,506 SF KINGWOOD COMMONS Houston MSA 164,366 SF J:\Logos\D\DSW Shoes.wmfJ:\Logos\P\PetSmart_2.wmfJ:\Logos\M\Michaels_2.wmfJ:\Logos\S\Stein Mart.wmfJ:\Logos\O\Old Navy.wmfJ:\Logos\C\Conn's.wmfCOLONIAL SHOPPES AT CLAY Birmingham MSA 66,165 SF J:\Logos\R\Randalls.wmfBURNT STORE Punta Gorda 95,023 SF J:\Logos\P\Publix_2.wmfHUNTER'S CREEK Orlando 119,729 SF J:\Logos\P\Publix_2.wmfJ:\Logos\P\Publix_2.wmfBEECHWOOD Athens 342,217 SF LAKEWOOD Jacksonville 196,870 SF J:\Logos\S\Stein Mart.wmfJ:\Logos\T\TJ Maxx.wmfJ:\Logos\T\The Fresh Market.wmfJ:\Logos\S\Stein Mart.wmfJ:\Logos\W\Winn-Dixie_4.wmfTRUSSVILLE I & II Birmingham MSA 446,484 SF J:\Logos\W\Walmart Neighborhood Market.wmfJ:\Logos\R\Regal Entertainment Group.wmfJ:\Logos\M\Marshalls.wmfJ:\Logos\B\Big Lots_3.wmfJ:\Logos\P\PetSmart_2.wmfJ:\Logos\S\Sams Club.wmfJ:\Logos\K\Kohl's Department Stores_2.wmf(shadow) NORTHDALE Tampa 176,917 SF (shadow) J:\Logos\T\TJ Maxx.wmfJ:\Logos\S\Sweetbay Supermarket.wmfC:\Documents and Settings\nbk8ggb\Desktop\482242\2.jpg. 9 shopping center portfolio encompassing approximately 2.0 million square feet which is 93.2% leased . Located in Texas, Florida, Alabama and Georgia . Approximately 38% of ABR is derived from two assets in Houston, Texas Kite Realty Group acquired a $304 million portfolio in November 2013 in an off-market transaction. (shadow)

PROPOSED TRANSACTION WITH INLAND DIVERSIFIED REAL ESTATE TRUST

TRANSACTION OVERVIEW . Kite Realty Group Trust (“Kite”) to merge with Inland Diversified Real Estate Trust (“Inland Diversified”) in a stock-for-stock transaction . Total transaction value of ~$2.1 billion and ~$1.3 billion equity consideration . 100% stock-for-stock transaction; each share of Inland Diversified will be converted into Kite common stock based on the following exchange ratio: . 1.707x up to a Kite reference trading price (“Kite Reference Price”) of $6.36 (equates to an offer price per Inland Diversified share of $10.50 based on Kite’s closing price of $6.15 on Friday, February 7, 2014) . Floating ratio between a Kite Reference Price of $6.36 and $6.58 (equates to an offer price per Inland Diversified share of $10.85) . 1.650x if the Kite Reference Price is greater than $6.58 . The Kite Reference Price is the volume-weighted average price for Kite for the period June 6 – June 19 Transaction Consideration . Company will retain the name Kite Realty Group Trust . Kite to continue to trade on the NYSE under the ticker “KRG” . Kite management team to lead the combined company and will remain headquartered in Indianapolis . Six Kite board members and three Inland Diversified board members Governance . Based on maximum and minimum exchange ratio of 1.707x to 1.650x, respectively: . 40.6% to 41.4% Kite shareholders . 59.4% to 58.6% Inland Diversified shareholders Pro Forma Ownership 10

TRANSACTION OVERVIEW (CONT’D) . Pre-closing . Inland Diversified is under contract to sell its single-tenant net lease portfolio to Realty Income Corporation for $503 million, which is expected to close prior to the transaction . Inland Diversified is required to complete a 1031 Exchange on certain single-tenant assets and redeploy $72 million of capital before closing of the transaction . Post-closing, Kite plans to sell certain non-core assets and utilize the proceeds to further delever the company’s balance sheet . Kite to dispose of three multifamily assets . Kite to sell Inland Diversified’s securities portfolio, which is comprised of other publicly traded companies’ securities (primarily preferred securities and bonds) Sale of Inland Diversified Assets . Kite and Inland Diversified shareholder votes (Meetings scheduled for June 24, 2014) . Expected closing in early Q3 2014 Shareholder Vote / Closing 11

STRATEGIC RATIONALE . Attractive portfolio in terms of asset quality, tenant base and geography . Desirable locations with higher annualized base rent (“ABR”) and strong demographics (3-mile average household income of ~$71k; 2013 population density of ~67,000) (1) . Stabilized portfolio (96.2% leased as of 3/31/2014) . Diverse tenant base (top 10 tenants comprise 21.3% of total ABR) . Approximately 10% of ABR generated from ground leases from high-quality tenants, including Wal-Mart and Sam’s Club . ~6.6% 2014E cash cap rate and implied purchase price of approximately $195 PSF (2) High-Quality Portfolio with Attractive Pricing . Significantly increases the size and scale of the business in core markets and provides entry into new attractive markets . Number of properties increases from 70 to 130 . Total portfolio size increases from 9.5 million owned square feet to 20.2 million owned square feet . Increased portfolio size provides leasing leverage with national tenants . Potential to improve operations and create value via redevelopment / development . Inland Diversified’s portfolio is complementary to Kite’s based on geography with approximately 43% of Inland Diversified’s ABR generated from overlapping states . Provides entry into new, attractive markets such as Westchester (NY), Bayonne (NJ), Las Vegas (NV), Virginia Beach (VA) and Salt Lake City (UT); ~36% of Inland Diversified’s ABR Increased Size, Scale & Diversity The transaction presents a unique opportunity to acquire a high-quality portfolio and transform Kite into a premier shopping center REIT ___________________________ 1. Source for Demographics: Claritas, Nielson, and AGS. 2. Cap rate based on management’s allocation of property management expenses. 12

FINANCIAL RATIONALE . Kite’s scalable platform provides for substantial G&A and operating synergies . Total synergies of $17 - $19 million for the combined company . Results in incremental operating expense of only $6 - $8 million . Elimination of external manager contracts results in significant cost savings . Reduces Kite’s G&A load as a percentage of asset base and revenues . Significantly reduces Kite’s development / redevelopment exposure as a percentage of asset base and reduces Indiana concentration from 27% to 15% of 2013 ABR Cost Savings & De-Risking . Strong balance sheet positions the combined company for further growth . Materially improves leverage, coverage and other credit metrics . Net debt to adjusted EBITDA (1) expected to improve to approximately 6.5x from 7.3x post transaction, including the contemplated non-core asset sales . Well-staggered debt maturity schedule . Increased operating cash flow, lower leverage and low dividend payout ratio will support future dividend growth . Substantial increase in public float and shareholder liquidity . Larger, more diversified company with a flexible balance sheet should result in a lower cost of capital and a path to an investment grade rating Enhanced Balance Sheet, Liquidity & Cash Flow Transaction represents a continuation of Kite’s strategy to strengthen its balance sheet, increase its liquidity profile, generate cost savings and further de-risk its business model ___________________________ (1) Kite calculates its Net Debt to Adjusted EBITDA ratio by taking Kite’s share of consolidated debt, after certain adjustments, and dividing that number by its prior quarter’s EBITDA annualized, after making certain adjustments thereto. Net Debt to Adjusted EBITDA, adjusted for the proposed transaction, assumes the assumption of Inland Diversified debt and repayment of certain of such debt as described herein, and uses projected 2014 EBITDA reflecting an assumed contribution thereto from the proposed transaction. Adjusted EBITDA, as calculated by Kite, is not comparable to EBITDA reported by other REITs that do not define EBITDA exactly as Kite does. 13

INLAND DIVERSIFIED – COMPANY OVERVIEW IDIV Grouped-Quad.5.jpgFL19% NV15% NY7%OK7% NC6% VA5% WI5% UT5% NJ4% MO3% Other24% Founded 2008 Number of Properties / Owned SF 60 / 10.6mm Number of Multifamily Properties / Units 3 / 444 Total Occupancy (Owned SF) 96.2% Shop Occupancy (Owned SF) 87.0% Avg. Remaining Lease Term 8.2 years Number of States 23 Enterprise Value (2) $2.1bn Net Debt / Enterprise Value (2) 38.0% Retail Diversification by ABR (1) Inland Diversified owns 60 high-quality shopping centers totaling 10.6 million square feet Select Assets Photos Summary Statistics (1) ___________________________ (1) Pro forma for the announced sale of the single-tenant portfolio to Realty Income. Includes the multifamily properties and securities portfolio. (2) Based on the May 5, 2014 closing price of Kite of $6.25 and an exchange ratio of 1.707x. By Property Type By Geography Village Walk Fort Myers, FL Perimeter Woods Charlotte, NC The Landing Port St. Lucie, FL Crossings at Killingly Commons Killingly, CT

INLAND DIVERSIFIED – HIGH-QUALITY PORTFOLIO WITH STAGGERED LEASE EXPIRATIONS Retail ABR Breakdown Retail Lease Expirations IDIV Grouped1.2.jpgWheatland Wheatland, TX (Dallas MSA) Mullins Crossing Evans, GA (Augusta MSA) University Town Center Norman, OK 15

INLAND DIVERSIFIED – SELECT ASSETS IDIV Grouped NYC.jpg Location White Plains, NY (New York City MSA) Year Built 2004 Owned SF 365,905 SF Leased 98.0% ABR $25.95 PSF Average HHI (3 mi.) $112,579 2013 Population (3 mi.) 106,118 Major Tenants Shop Rite, Nordstrom Rack, National Amusements City Center Bayonne Crossing Property Highlights . Grocery-anchored, trophy mixed-use property located in the heart of downtown . High profile tenant mix including Toys“R”Us and New York Sports Club . Shadow-anchored by a 154,241 SF Target store Location Bayonne, NJ (New York City MSA) Year Built 2010-2011 Owned SF 360,045 SF Leased 98.6% ABR $14.13 PSF Average HHI (3 mi.) $72,285 2013 Population (3 mi.) 178,619 Major Tenants Lowe’s, Wal-Mart, New York Sports Club Property Highlights . Unique location just across the Hudson River from Manhattan . Approximately 525,000 people within a 5-mile radius . Within an Urban Enterprise Zone that gives patrons a 50% state sales tax discount 16

INLAND DIVERSIFIED – SELECT ASSETS (CONT’D) IDIV Grouped LVVA.jpg Location Las Vegas, NV Year Built 2001-2011 Owned SF 857,831 SF Leased 95.3% ABR $11.07 PSF Average HHI (3 mi.) $85,297 2013 Population (3 mi.) 100,458 Major Tenants Wal-Mart, Sam’s Club, Home Depot Centennial Center Landstown Commons Property Highlights . Dominant regional center in Northwest Las Vegas . One of six owned high- quality Las Vegas retail assets, which total 1.7 million owned SF . Strong mix of anchor tenants including Michaels, Ross, OfficeMax and Petco . Tourism volume of 40 million visitors in 2013 (1) Location Virginia Beach, VA Year Built 2007 Owned SF 409,747 SF Leased 92.0% ABR $19.02 PSF Average HHI (3 mi.) $70,068 2013 Population (3 mi.) 81,084 Major Tenants Best Buy, Ross Dress for Less, Petsmart Property Highlights . Mix of restaurants and retail tenants in an area with strong military presence and tourism . Half mile from the 72-acre Sentara Medical Complex and the Virginia Beach Amphitheater . Across the street from the Virginia Beach Sportsplex . Shadow-anchored by Kohl’s ___________________________ (1) Source: Las Vegas Convention and Visitors Authority. 17

INLAND DIVERSIFIED – SELECT ASSETS (CONT’D) IDIV Grouped UTFL.jpg Draper Peaks Miramar Square Location Miramar, FL (Fort Lauderdale MSA) Year Built 2008 Owned SF 238,334 SF Leased 85.6% ABR $18.36 PSF Average HHI (3 mi.) $60,022 2013 Population (3 mi.) 162,509 Major Tenants Kohl’s Property Highlights . Includes recent addition of Miami Children’s Hospital’s fifth outpatient center Location Draper, UT (Salt Lake City MSA) Year Built 2005-2008 Owned SF 229,794 SF Leased 90.4% ABR $18.29 PSF Average HHI (3 mi.) $92,490 2013 Population (3 mi.) 78,688 Major Tenants Ross Dress for Less, Petco, Michaels, Office Depot Property Highlights . Located in a well- established community, against the backdrop of the Wasatch Mountains . Draper Crossing is located across the street . Shadow-anchored by Kohl’s 18

TRANSACTION IMPACT 60 130 Properties (2) Square Feet (2) Total Occupancy (3)(4) Number of States Total ABR ($ PSF) (4)(5) Average HHI (3 mi.) (4) 70 9.5 million 95.3% $13.46 $76,737 10.6 million 96.2% 23 $13.92 $70,842 20.2 million 95.8% 26 $13.79 $73,494 Pro Forma Equity Market Value (1) $0.9 billion $1.3 billion $2.2 billion INDIV logo.gif12 2013 Population (3 mi.) (4) 49,003 66,980 58,893 ___________________________ 1. Based on the May 5, 2014 closing price of Kite of $6.25 and an exchange ratio of 1.707x. 2. Includes development and redevelopment projects and Inland Diversified’s announced sale of its single-tenant portfolio to Realty Income. 3. Occupancy based on owned square footage. 4. Operating statistics exclude Kite’s two commercial properties. Source for Demographics: Claritas, Nielson, and AGS. 5. Kite excludes ground leases; Inland Diversified includes ground leases. Pro Forma excluding all ground leases equals $14.90. KITE Realty Group_PBContent.emfKITE Realty Group_PBContent.emfEnterprise Value (1) $1.8 billion $2.1 billion $3.9 billion Shop Occupancy (3)(4) 85.6% 87.0% 86.3% Reflects a 15% increase in purchasing power

GEOGRAPHIC DIVERSIFICATION Multi-Tenant74% Grocery- Anchored23% Commercial 2% FL22% IN15% TX10%NV8% NC6% NY4% OK3% GA4% AL3% VA3% Other22% Pro forma for the transaction, Kite will own 130 properties comprised of 20.2 million square feet across 26 states ___________________________ Sources: Inland Diversified provided and Kite management as of 3/31/2014. (1) Includes development and redevelopment projects and Inland Diversified’s announced sale of its single-tenant portfolio to Realty Income. (2) Kite excludes ground leases; Inland Diversified includes ground leases. (3) Excludes Kite’s two commercial properties. Distribution by ABR (1)(2)(3) Multi-Tenant Grocery Multi-Tenant Inland Diversified Assets Kite Assets Kite Existing States Kite New States Grocery Commercial ID KY AR LA AL SC TN MI MN WI OR NV CA OK TX AZ CO GA IL IA KS MS MO MT NE NM NY ND OH PA SD UT WA WV WY FL DE MD VA NH VT MA RI NC ME NJ CT DC IN Portfolio by ABR (1)(2) Portfolio by ABR (1)(2) 20

STRONG OPERATING METRICS 95.3% 96.2% 80% 85% 90% 95% 100% KitePro Forma$13.46$13.79$14.90$12.00$12.75$13.50$14.25$15.00KitePro FormaPro FormaExcl. GroundLeases49.058.93040506070KitePro Forma Portfolio Occupancy (1) Total ABR ($ PSF) (1)(2) 2013 Population (000s) (1)(3) ___________________________ 1. Includes development and redevelopment projects and Inland Diversified’s announced sale of its single-tenant portfolio to Realty Income. 2. Pro Forma at $13.79 includes Ground Leases for Kite and excludes for Inland Diversified. Pro Forma Excluding Ground Leases excludes from both Kite and Inland Diversified. 3. Source for Demographics: Claritas, Nielson, and AGS. High occupancy, improved annualized base rent and attractive demographics will continue to drive operating results

PRO FORMA TENANT PROFILE Pro Forma Top 10 Tenants (1) Overview . Large national retail brands . Significant diversification with no tenant representing more than 4% of ABR . Kite to build upon existing and new relationships to drive performance . Considerable tenant overlap provides seamless transition for Kite management . Strong tenant base provides stable cash flows Publix_PBContent.wmfPetsmart_2_PBContent.wmfTJ Maxx_PBContent.wmfLowe’s Home Improvement_PBContent.emfDicks Sporting Goods_PBContent.wmfRossstores_PBContent.emfMichaels Arts and Crafts Store_PBContent.emfThe combined company will have a strong, diversified tenant base . . . . . . . . . . . . . . . . . ___________________________ (1) Includes development and redevelopment projects and Inland Diversified’s announced sale of its single-tenant portfolio to Realty Income. . . Walgreens_PBContent.emfBed Bath & Beyond_PBContent.wmfTenants S&P Rating Kite Inland Diversified % PF ABR n/a x x 3.6% BB+ x x 2.5% A+ x x 2.3% B- x x 2.1% n/a x x 2.0% A- x x 1.9% A- x x 1.9% BBB+ x x 1.7% n/a x x 1.5% BBB x 1.5% Total 21.0% Office Depot | Max™.

TRANSACTION VALUE / ECONOMICS As of 12/31/13 Transaction Value / Economics ___________________________ (1) Pro forma for Inland Diversified’s previously-announced sale of its triple net lease assets to Realty Income Corporation. (2) Adjustments for the planned sale of Inland Diversified’s multifamily assets and portfolio of marketable securities. (3) Inland cash on balance sheet used to repay selected Inland Diversified secured debt and transaction costs. (4) Excess cash is used to repay Kite credit facility and transaction costs. (5) Includes Kite’s allocation of a property management fee. (6) Pending completion of the company’s GAAP purchase accounting analysis. (In millions, except per share amounts) . Purchase price of $195 PSF represents a significant discount to replacement cost . Attractive 6.6% 2014E cash cap rate (5) . Transaction is expected to be neutral to 2014E FFO per share, after taking into account substantial deleveraging (6)

PRO FORMA CAPITALIZATION As of 12/31/13 (In millions, except per share amounts) ___________________________ Note: As of December 31, 2013. (1) Pro forma for Inland Diversified’s announced sale of its single-tenant portfolio to Realty Income Corporation. (2) Transaction adjustments include repayment of $33 million of Kite’s credit facility. (3) Excludes net premiums on acquired debt. (4) Pro forma for Kite’s sale of 50th & 12th and assumes debt extinguished. (5) Other debt for Kite includes partners’ share of Fishers Station, Beacon Hill and Bayport Commons. Other debt for Inland Diversified includes margins payable. (6) Pro forma EBITDA-based leverage metrics excludes GAAP adjustments for the proposed transaction. (7) Includes adjustment for construction-related debt with no current NOI in the operating statements. (8) Kite calculates its Net Debt to Adjusted EBITDA ratio by taking Kite’s share of consolidated debt, after certain adjustments, and dividing that number by its prior quarter’s EBITDA annualized, after making certain adjustments thereto. Net Debt to Adjusted EBITDA, adjusted for the proposed transaction, assumes the assumption of Inland Diversified debt and repayment of certain of such debt as described herein, and uses projected 2014 EBITDA reflecting an assumed contribution thereto from the proposed transaction. Adjusted EBITDA, as calculated by Kite, is not comparable to EBITDA reported by other REITs that do not define EBITDA exactly as Kite does. Net Debt / Enterprise Value Pro Forma Capitalization Net Debt / Adjusted EBITDA (6)(7)(8) Leverage The transaction reduces Kite’s leverage (Net Debt / Adjusted EBITDA) to approximately 6.5x from 7.3x; assumes an exchange ratio of 1.707x 24

PRO FORMA DEBT MATURITY SCHEDULE As of 12/31/13 Pro Forma Debt Maturity Schedule A well-staggered debt maturity schedule provides the financial flexibility for Kite to execute its growth strategy $92 $236 $174 $63 $33 $3 $32 $584 $141 $230 $0 $100 $200 $300 $400 $500 $600 2014 2015 2016 2017 2018 2019 2020 2021+ ($ in millions) Mortgage Credit Facility Term Loan ___________________________ Note: As of December 31, 2013. 25

COMPANY OBJECTIVES AND STRATEGY Company Objectives . Lower leverage and conservative balance sheet provides financial flexibility . Staggered debt maturity schedule minimizes refinancing risk . Strong liquidity profile . Establish path to investment grade rating and reduce overall cost of capital . Create larger, best-in-class retail focused REIT . Selectively cull combined portfolio and redeploy capital into higher quality, growth assets . Establish position as a leading company in target markets . Become a “must own” company for investors . Expand and refine targeted markets and enhance asset quality to improve performance . Generate efficiencies through the integration of operating procedures and systems . Continue to utilize development and redevelopment expertise to drive growth Kite will continue to be focused on generating strong operational performance and maintaining a conservative capital structure to drive shareholder value Operational Strategy Financial Strategy 26

Certain statements in this presentation that are not in the present or past tense or that discuss the Company’s expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which the Company and Inland Diversified operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of the Company, Inland Diversified or the combined company. There can be no assurance that actual future developments affecting the Company, Inland Diversified or the combined company will be those anticipated by the Company or Inland Diversified. Examples of forward-looking statements include expectations as to the timing of the closing of this transaction and the anticipated property and security dispositions intended to be made by the Company and Inland Diversified, estimated cash capitalization rates, anticipated G&A and operating synergies, the anticipated impact of the merger on net debt ratios, credit ratings, cost of capital, projected 2014 fully diluted FFO, share of depreciation and amortization, reported FFO per share, projected net operating income, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of the Company or Inland Diversified) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate the Company’s proposed acquisition of Inland Diversified and the timing of the closing of the proposed acquisition; and other risks and uncertainties detailed from time to time in the Company’s or Inland Diversified’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. The Company does not undertake to update forward-looking statements except as may be required by law. FORWARD – LOOKING STATEMENTS

ADDITIONAL INFORMATION ABOUT PROPOSED TRANSACTION In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of the Company and Inland Diversified that also constitutes a prospectus of the Company, which joint proxy statement will be mailed or otherwise disseminated to shareholders of the Company and Inland Diversified shareholders. Kite and Inland Diversified also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by the Company and Inland Diversified with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.kiterealty.com or by contacting Investor Relations at 317-577-5600 or by sending a written request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana 46204. Copies of the documents filed by Inland Diversified with the SEC will be available free of charge on Inland Diversified’s website at www.inlanddiversified.com. The Company and Inland Diversified and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about the Company’s executive officers and directors in the Company’s definitive proxy statement filed with the SEC on April 8, 2014. You can find information about Inland Diversified’s executive officers and directors in Inland Diversified’s definitive proxy statement filed with the SEC on April 16, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from the Company or Inland Diversified using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Certain statements in this presentation that are not in the present or past tense or that discuss the Company’s expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which the Company and Inland Diversified operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of the Company, Inland Diversified or the combined company. There can be no assurance that actual future developments affecting the Company, Inland Diversified or the combined company will be those anticipated by the Company or Inland Diversified. Examples of forward-looking statements include expectations as to the timing of the closing of this transaction and the anticipated property and security dispositions intended to be made by the Company and Inland Diversified, estimated cash capitalization rates, anticipated G&A and operating synergies, the anticipated impact of the merger on net debt ratios, credit ratings, cost of capital, projected 2014 fully diluted FFO, share of depreciation and amortization, reported FFO per share, projected net operating income, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of the Company or Inland Diversified) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate the Company’s proposed acquisition of Inland Diversified and the timing of the closing of the proposed acquisition; and other risks and uncertainties detailed from time to time in the Company’s or Inland Diversified’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. The Company does not undertake to update forward-looking statements except as may be required by law. FORWARD – LOOKING STATEMENTS

ADDITIONAL INFORMATION ABOUT PROPOSED TRANSACTION In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of the Company and Inland Diversified that also constitutes a prospectus of the Company, which joint proxy statement will be mailed or otherwise disseminated to shareholders of the Company and Inland Diversified shareholders. Kite and Inland Diversified also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by the Company and Inland Diversified with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.kiterealty.com or by contacting Investor Relations at 317-577-5600 or by sending a written request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana 46204. Copies of the documents filed by Inland Diversified with the SEC will be available free of charge on Inland Diversified’s website at www.inlanddiversified.com. The Company and Inland Diversified and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about the Company’s executive officers and directors in the Company’s definitive proxy statement filed with the SEC on April 8, 2014. You can find information about Inland Diversified’s executive officers and directors in Inland Diversified’s definitive proxy statement filed with the SEC on April 16, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from the Company or Inland Diversified using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.